Exhibit 99.1

PRESS RELEASE

Sanofi Files Definitive Consent Solicitation to Remove and Replace Medivation’s Board

-Mails Letter to Medivation Shareholders-

-Urges Shareholders Vote the WHITE Consent Card-

Paris, France – June 13, 2016 – Sanofi today announced that it has filed definitive consent solicitation materials with the U.S. Securities and Exchange Commission (“SEC”) seeking to remove and replace each member of Medivation, Inc.’s (NASDAQ: MDVN) Board of Directors with eight independent and highly-qualified candidates. Sanofi’s nominees are committed to fully and fairly evaluating all of Medivation’s strategic options, including Sanofi’s acquisition offer, in accordance with their fiduciary duties to Medivation and its shareholders.

Sanofi is mailing a letter to Medivation’s shareholders along with the definitive consent solicitation statement, which includes a WHITE consent card, providing Medivation shareholders the ability to demonstrate support for a transaction.

“We have had extensive conversations with Medivation shareholders and believe that there is overwhelming support for Medivation to undertake a sale process that includes Sanofi,” said Olivier Brandicourt, M.D., Sanofi Chief Executive Officer. “We have been clear that if Medivation were to engage and provide information, we would be in a position to increase our offer and are confident that we would be able to offer significant additional value. Medivation’s continued refusal to substantively engage beyond its continued rejection underscores that the current Board is not acting, and will not act, in the best interests of Medivation shareholders. We urge all Medivation shareholders to support Sanofi’s efforts to elect directors that are committed to maximizing value.”

The letter being mailed to Medivation shareholders with Sanofi’s definitive solicitation statement reads as follows:

MEDIVATION’S CONTINUED REFUSAL TO SUBSTANTIVELY ENGAGE WITH SANOFI, BEYOND ITS CONTINUED REJECTION, IS DENYING SHAREHOLDERS THE OPPORTUNITY TO REALIZE SIGNIFICANT, IMMEDIATE AND CERTAIN VALUE

ELECT DIRECTORS COMMITTED TO MAXIMIZING VALUE FOR MEDIVATION SHAREHOLDERS

SIGN, DATE AND RETURN THE “WHITE” CONSENT CARD TODAY

Dear Medivation Shareholder:

We are sending you the enclosed Consent Statement and accompanying WHITE consent card to enable you, Medivation’s shareholders, to act in your best financial interests by removing and replacing the current Medivation board of directors with eight independent and highly-qualified candidates.

We believe that the current Medivation board of directors is not acting, and will not act, in your best interests. Our belief is supported by the current Medivation board of directors’ consistent refusal to substantively engage, beyond its continued rejection, with Sanofi on our all-cash offer to acquire Medivation for $52.50 per share of Common Stock. This is all the more concerning given that we have been very clear that Sanofi would be in a position to increase our offer and we are confident that we will be able to offer significant additional value if Medivation were to engage and provide information.

SANOFI’S COMPELLING OFFER DEMANDS SUBSTANTIVE ENGAGEMENT BEYOND CONTINUED REJECTION FROM THE MEDIVATION BOARD

On March 25, 2016 and April 3, 2016, Sanofi privately approached Medivation expressing our interest in negotiating a mutually beneficial transaction. In both instances, Medivation informed us that it was not interested in discussing a potential transaction. On April 15, 2016, Sanofi submitted a private proposal to Medivation to acquire all of the outstanding shares of Medivation for $52.50 per share in cash, representing over a 50 percent premium to Medivation’s two-month volume weighted average price prior to there being takeover rumors.

On April 28, 2016, Sanofi made its proposal public as a result of the Medivation Board’s refusal to engage, beyond its rejection. Then, without any significant discussions with Sanofi, the Medivation board of directors rejected Sanofi’s proposal and has consistently refused to substantively engage in any discussions or negotiations, beyond its continued rejection. Sanofi also advised Medivation, and disclosed publicly, that we were – and remain – willing to enter into a confidentiality agreement with Medivation, which would include a reasonable standstill for Medivation to conduct a sale process. As a testament to our good faith efforts to advance discussions with Medivation, Sanofi sent a proposed Confidentially Agreement to Medivation on May 30, 2016, which included a reasonable standstill to give time for Medivation to conduct a sale process. Despite these efforts, Medivation remains unwilling to substantively engage, beyond its continued rejection, and has only offered information already known to the market to justify its refusal to enter negotiations.

MEDIVATION SHAREHOLDERS DESERVE TO BE HEARD

Since Sanofi publicly disclosed our proposal to acquire Medivation, we have had extensive conversations with many of you and other Medivation shareholders. Based on our conversations, we believe that you overwhelmingly support the sale of Medivation and want the Medivation board to undertake a sale process and substantively engage with Sanofi, beyond its continued rejection.

We believe Medivation’s refusal to announce a sale process or substantively engage with Sanofi, beyond its continued rejection, underscores that the current Medivation Board is not listening to shareholders and not acting in your best interests.

VOTE TO ELECT DIRECTORS WHO ARE COMMITTED TO MAXIMIZING VALUE FOR MEDIVATION SHAREHOLDERS

Accordingly, we believe that the only way to protect Medivation shareholders is to replace Medivation’s directors with eight independent, well-experienced candidates who are willing to fully and fairly evaluate all of Medivation’s strategic options, in accordance with their fiduciary duties to you and Medivation. Sanofi is seeking your support for the election of eight independent and highly-qualified candidates. If the Nominees are elected, we intend to continue to pursue our acquisition proposal and hope that the new Medivation Board will fully and fairly evaluate all of Medivation’s strategic options, including Sanofi’s acquisition offer, in accordance with their fiduciary responsibilities.

We believe that our candidates are highly-qualified to serve as directors of Medivation and are well-respected members of the business community with extensive business, public company and/or healthcare experience. Importantly, these individuals are committed to acting in the best interests of Medivation and its shareholders and have the necessary track-record, strategic vision and experience to maximize shareholder value. We believe that, if elected, each of our candidates would be considered an independent director of Medivation and will exercise his or her independent judgment in all matters that come before the Medivation board of directors.

PROTECT YOUR INVESTMENT AND ACT PROMPTLY TO SIGN AND RETURN THE WHITE CONSENT CARD TODAY

We urge you to demonstrate your support for a transaction and consent to the proposals set forth in this consent statement, including electing each of the independent candidates nominated by Sanofi. Please sign, date and return the enclosed WHITE consent card in the postage-paid envelope provided as soon as possible.

We also urge you not to revoke your consent by signing any consent revocation card sent to you by Medivation. You have every right to revoke any consent revocation you may have already submitted to Medivation. To revoke an earlier revocation and change your vote, simply consent to the proposals set forth in this consent statement by following the instructions on the WHITE consent card.

Remember, if your shares of Medivation common stock are held through a brokerage firm, bank or other nominee, only this entity can execute a consent representing your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the proposals, including the election of the independent and highly qualified candidates nominated by us, on your behalf.

If you have any questions about executing or delivering your WHITE consent card or require assistance, please contact our consent solicitor, Innisfree M&A Incorporated, toll-free at (877) 750-5837.

Very truly yours,

Olivier Brandicourt

Chief Executive Officer

Sanofi

For Sanofi’s proposals in the consent solicitation to become effective, written consents would need to be properly completed by the holders of a majority of Medivation shares outstanding as of the close of business on June 1, 2016. In order to ensure that your consent is delivered to Medivation in a timely manner, we have set July 25, 2016 as the deadline for submission of written consents, but Sanofi reserves the right, in its sole discretion, to extend such deadline.

About Sanofi’s Nominees

On May 25, 2016, Sanofi named its slate of highly qualified directors, which includes Michael E. Campbell, Barbara Deptula, Wendy E. Lane, Ronald S. Rolfe, Steven J. Shulman, Charles P. Slacik, James L. Tyree and David A. Wilson.

Additional information regarding the nominees is available on the Investor Relations section of Sanofi’s website at http://mediaroom.sanofi.com/press-releases/ or Sanofi Files Consent Solicitation to Remove and Replace Medivation’s Board.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and variations of these words or comparable words. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks that Sanofi will ultimately not pursue a transaction with Medivation or Medivation will reject engaging in any transaction with Sanofi, if a transaction is negotiated between Sanofi and Medivation, risks related to Sanofi’s ability to complete the acquisition on the proposed terms, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers, and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related Sanofi’s and Medivation’s respective businesses, including the ability to grow sales and revenues from existing products, competition, including potential generic competition, the ability to protect intellectual property and defend patents, regulatory obligations and oversight, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Medivation, Inc. (“Medivation”) has commenced at this time. In connection with the proposed transaction Sanofi (“Sanofi”) may file tender offer documents or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any tender offer document or other document Sanofi may file with the SEC in connection with the proposed transaction. On June 13, 2016, Sanofi filed a definitive consent solicitation statement and accompanying WHITE consent card with the SEC with respect to the solicitation of written consents of Medivation stockholders (including any amendments and supplements, the “Consent Solicitation Statement”). This communication is not a substitute for the definitive consent solicitation statement that Sanofi has filed with the SEC or any other documents which Sanofi may file with the SEC in connection with the consent solicitation. INVESTORS AND SECURITY HOLDERS OF MEDIVATION ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CONSENT SOLICITATION AND THE PROPOSED TRANSACTION, AS APPLICABLE. Investors and security holders are able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Sanofi through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Sanofi and certain of its directors and senior management may be deemed participants in the solicitation of consents. You can find information about Sanofi’s directors and senior management in its annual report on Form 20-F for the year ended December 31, 2015, which was filed with the SEC on March 4, 2016. In addition, you can find additional information regarding the potential participants in the solicitation of consents in the Consent Solicitation Statement. These documents are available free of charge at the SEC’s web site at www.sec.gov.

Contacts:

Media Relations Jack Cox and Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com Joele Frank, Wilkinson Brimmer Katcher Joele Frank, Andy Brimmer or James Golden Tel: +1-212-355-4449	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Innisfree Scott Winter or Larry Miller Tel : +1-212-750-5833